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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER
0-21762

(Check One): Form 10-K  Form 20-F  Form 11-K    X  Form 10-Q

               For Period Ending:   December 31, 2001
               [ ]Transition Report on Form 10-K
               [ ]Transition Report on Form 20-F
               [ ]Transition Report on Form 11-K
               [ ]Transition Report on Form 10-Q
               [ ]Transition Report on Form N-SAR
               For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that
the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

                   GATEWAY TAX CREDIT FUND II LTD.
Full Name of Registrant

Former Name if Applicable

                   880 CARILLON PARKWAY
Address of Principal Executive Office (Street and Number)

                   ST. PETERSBURG, FLORIDA  33716
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

       The reasons described in reasonable detail in Part III of
       this form could not be eliminated without unreasonable effort or expense;
 X     (b)  The subject annual report, semi-annual report,
       transition report on Form 10-K, Form 20-F, 11-K,
       Form N-SAR, or portion thereof, will be filed on or
       before the fifteenth calendar day following the prescribed due date;
       or the subject quarterly report or transition report on
       Form 10-Q, or portion thereof will be filed on or before
       the fifth calendar day following the prescribed due date;
       and
       (c) The accountant's statement or other exhibit required
       by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K,
10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

    The inability to obtain information from Project Partnerships on a timely basis for the text of the required items of the Form 10-K, will require an additional 15 days to complete the Form 10-K for Gateway Tax Credit
    Fund II Ltd.

                                                             SEC 1344 (11-91)

PART IV - OTHER INFORMATION

(1)         Name and telephone number of person to contact in
            regard to this notification

            Carol Georges         (727)           573-3800
               (Name)           (Area Code)(Telephone Number)

(2)         Have all other periodic reports required under
            Section 13 or 15(d) of the Securities Exchange
            Act of 1934 or Section 30 of the Investment
            Company Action of 1940 during the preceding 12
            months (or for such shorter) period that the
            registrant was required to file such reports)
            been filed?  If answer is no, identify report(s).
             X    Yes     No

(3)         Is it anticipated that any significant change in
            results of operations from the corresponding
            period for the last fiscal year will be
            reflected by the earnings statements to be
            included in the subject report or portion thereof?
            Yes   X     No

    If so, attach an explanation of the anticipated change,
    both narratively and quantitatively, and, if appropriate,
    state the reasons why a reasonable estimate of the results cannot be made.

                   GATEWAY TAX CREDIT FUND II LTD.
           (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 14, 2002               By:  /s/ Ronald M. Diner
                                                      Ronald M. Diner, President
                                                      Raymond James Tax Credit Funds, Inc.

INSTRUCTION:  The Form may be signed by an executive officer of the
Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS
    This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities
    Exchange Act of 1934.

    One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the
    Securities and Exchange Commission, Washington, D.C.
    20549, in accordance with Rule 0-3 of the General Rules and
    Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

    A manually signed copy of the form and amendments thereto
    shall be filed with each national securities exchange on
    which any class of securities of the registrant is registered.